Kenneth J. Rollins

T: +1 858 550 6136

krollins@cooley.com

Sepember 11, 2013

CONFIDENTIAL SUBMISSION

VIA E-MAIL

Confidential Submission
Draft Registration Statement	Pursuant to Title I, Section 106 under the
U.S. Securities and Exchange Commission	Jumpstart Our Business Startups Act
100 F Street, N.E.	and Section 24(b)(2) of the
Washington, D.C. 20549	Securities Exchange Act of 1934

RE:        Confidential Submission of Xencor, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client Xencor, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “Jobs Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the Jobs Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Commission or its staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, for so long as the Company is an “emerging growth company,” the Company is exempt from disclosing certain executive compensation information and selected financial data in the Registration Statement pursuant to Title I, Section 102 of the Jobs Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Bassil I. Dahiyat, Ph.D.
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA 91016
Telephone: (626) 305-5900

With a copy to:	Thomas A. Coll, Esq.
Kenneth J. Rollins, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Telephone: (858) 550-6000
Facsimile: (858) 550-6420

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

Sepember 11, 2013

Page Two

Kindly acknowledge the Commission’s receipt of this confidential submission by date-stamping the enclosed confirmation copy of this letter and sending it to my attention, Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121.

If you have any questions with respect to this confidential submission, please call me at (858) 550-6136.

Very Truly Yours,

Cooley LLP

/s/ Kenneth J. Rollins

Kenneth J. Rollins

Enclosure

cc:	Bassil I. Dahiyat, Ph.D., President and Chief Executive Officer, Xencor, Inc.
Thomas A. Coll, Esq., Cooley LLP (without enclosure)
Bruce K. Dallas, Davis Polk & Wardwell (without enclosure)

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM